Sub-item 77D: Policies with respect to security investments

The Fund currently has a non-fundamental investment objective of investing primarily in convertible securities with the objectives of providing income and the potential for capital appreciation (which objectives the Fund considers to be relatively equal due to the nature of the securities in which it invests).

Also, the Fund currently has a fundamental investment policy providing that under normal market conditions it will invest at least 65% of its total assets in convertible securities (that is, bonds, debentures, corporate notes or preferred stock that are convertible into common stock) and common stock received upon conversion or exchange of securities and retained in the Fund's portfolio to permit orderly disposition or to establish long-term holding periods for federal income tax purposes.

The Fund has eliminated the following two non-fundamental policies:

(1) The Fund expects that a substantial majority of its assets will consist of convertible securities; and

(2) The Fund will invest, under normal circumstances, at least 80% of the value of its assets (consisting of net assets plus the amount of any borrowings for investment purposes) in convertible securities.

These non-fundamental changes became effective as of January 31, 2006. Fund shareholders were provided 60 days notice of these changes in November 2005.